Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-224828

Supplementing the Prospectus Supplement

dated November 20, 2018 (to Prospectus dated November 20, 2018)

AIR LEASE CORPORATION

$600,000,000 2.250% MEDIUM-TERM NOTES, SERIES A, DUE JANUARY 15, 2023

$500,000,000 3.250% MEDIUM-TERM NOTES, SERIES A, DUE OCTOBER 1, 2029

PRICING TERM SHEET

DATE: SEPTEMBER 9, 2019

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable outlook) Fitch Ratings: BBB (stable outlook) Kroll Bond Rating Agency: A- (stable outlook)

Security Description:	2.250% Medium-Term Notes, Series A, due January 15, 2023 (the “2023 Notes”) 3.250% Medium-Term Notes, Series A, due October 1, 2029 (the “2029 Notes” and, together with the 2023 Notes, the “Notes”)

CUSIP:	2023 Notes: 00914AAD4 2029 Notes: 00914AAE2

ISIN:	2023 Notes: US00914AAD46 2029 Notes: US00914AAE29

Principal Amount:	$600,000,000 of 2023 Notes $500,000,000 of 2029 Notes

Net Proceeds (before expenses):	$1,084,181,000

Trade Date:	September 9, 2019

Settlement Date:

September 16, 2019 (T+5)

The Issuer expects that delivery of Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	2023 Notes: January 15, 2023 2029 Notes: October 1, 2029

Coupon:	2023 Notes: 2.250% 2029 Notes: 3.250%

Issue Price:	2023 Notes: 99.286% of face amount 2029 Notes: 98.883% of face amount

Benchmark Treasury:	2023 Notes: 1.500% due August 15, 2022 2029 Notes: 1.625% due August 15, 2029

Benchmark Treasury Spot / Yield:	2023 Notes: 99-29 3/4 / 1.525% 2029 Notes: 99-30 / 1.632%

Spread to Benchmark Treasury:	2023 Notes: +95 basis points 2029 Notes: +175 basis points

Yield to Maturity:	2023 Notes: 2.475% 2029 Notes: 3.382%

Interest Payment Frequency:	2023 Notes: Semi-annual 2029 Notes: Semi-annual

Interest Payment Dates:	2023 Notes: January 15 and July 15, beginning on January 15, 2020 (short first coupon) 2029 Notes: April 1 and October 1, beginning on April 1, 2020 (long first coupon)

Regular Record Dates:	2023 Notes: Every January 1 and July 1 2029 Notes: Every March 15 and September 15

Day Count Fraction:	2023 Notes: 30/360 2029 Notes: 30/360

Business Day Convention:	2023 Notes: Following 2029 Notes: Following

Business Days:	2023 Notes: New York 2029 Notes: New York

Optional Redemption:

2023 Notes: On any date prior to January 15, 2023, we may redeem the 2023 Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2023 Notes plus an Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date.

2029 Notes: On any date prior to July 1, 2029, we may redeem the 2029 Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2029 Notes plus an Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date. On or after July 1, 2029, we may redeem the 2029 Notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2029 Notes plus accrued and unpaid interest, if any, to the redemption date.

“Applicable Premium” means, (A) with respect to a 2023 Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2023 Note plus (ii) all required interest payments due on such 2023 Note through January 15, 2023 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 15 basis points, over (y) the then outstanding principal of such 2023 Note and (B) with respect to a 2029 Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such 2029 Note plus (ii) all required interest payments due on such 2029 Note through July 1, 2029, assuming such 2029 Note matured on such date (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Applicable Treasury Rate as of such date of redemption plus 30 basis points, over (y) the then outstanding principal of such 2029 Note.

“Applicable Treasury Rate” means as of any date of redemption of (A) the 2023 Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to January 15, 2023; provided, however, that if the period from the redemption date to January 15, 2023 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to January 15, 2023 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used or (B) the 2029 Notes, the yield to stated maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent statistical release designated as “H.15” under the caption “Treasury constant maturities” or any successor publication which is published at least weekly by the Board of Governors of the Federal Reserve System (or companion online data resource published by the Board of Governors of the Federal Reserve System) and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to July 1, 2029; provided, however, that if the period from the redemption date to July 1, 2029 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to July 1, 2029 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Repurchase Event:

2023 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

2029 Notes: Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	2023 Notes: $2,000 x $1,000 2029 Notes: $2,000 x $1,000

Governing Law:	2023 Notes: New York 2029 Notes: New York

Joint Book-Running Managers:

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

SG Americas Securities, LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

BofA Securities, Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

BNP Paribas Securities Corp.

ABN AMRO Securities (USA) LLC

Citigroup Global Markets Inc.

Citizens Capital Markets, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

NatWest Markets Securities Inc.

Regions Securities LLC

Santander Investment Securities Inc.

TD Securities (USA) LLC

Arab Banking Corporation B.S.C.

Commonwealth Bank of Australia

Co-Managers:	CIT Capital Securities LLC Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated November 20, 2018 and the related prospectus dated November 20, 2018.

The Issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Fifth Third Securities, Inc. by calling 1 (866) 531-5353, (ii) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533, (iii) SG Americas Securities, LLC by calling toll free at (855) 881-2108, or (iv) Wells Fargo Securities, LLC at 1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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